Exhibit 99.1

Ardagh Metal Packaging S.A. – First Quarter 2026 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the first quarter ended March 31, 2026.

	March 31, 2026	March 31, 2025	Change	Constant Currency

	($'m except per share data)
Revenue	1,504	1,268	19%	13%
Loss for the period	(5)	(5)
Adjusted EBITDA (1)	179	155	15%	11%
Loss per share	(0.01)	(0.02)
Adjusted earnings per share (1)	0.05	0.02
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“We are pleased to report strong first quarter results for AMP, with Adjusted EBITDA growth of 15% versus the prior year, significantly ahead of our guidance and demonstrating the resilience of our business. Beverage can sales declined by 1% versus the prior year quarter, in line with our expectations, as we cycled strong prior year growth (+6%) and due to the impact of contract resets in North America.

Our Adjusted EBITDA outperformance in the quarter was driven by Europe, which benefitted from strong input cost recovery and favorable volume/mix. Performance in the Americas was broadly in line with expectations. Brazil delivered strong results driven by above-market volume growth, which was offset by the impact of a more challenging operating environment in North America, where we experienced higher costs associated with aluminum supply chain disruptions, which we expect to continue into Q2.

We reaffirm our full year Adjusted EBITDA guidance for 2026 despite macro-economic and geopolitical uncertainty - and the associated increases in certain input costs - and we continue to anticipate moderate global shipments growth. AMP’s guidance is supported by our first quarter outperformance, our robust contractual cost pass-through mechanisms, energy hedging arrangements, and volume outlook, all of which help mitigate the potential impact of higher commodity prices.”

●	Global beverage can shipments declined by 1% in the quarter versus the prior year quarter, which was driven by a decline of 2% in the Americas – a decline in North America of 5% offsetting growth of 14% in Brazil – and a decline of 1% in Europe.

●	Adjusted EBITDA of $179 million for the quarter was ahead of our guidance range of $160–170 million, driven by a strong outperformance in Europe, and represented a 15% increase (+11% at constant currency) versus the prior year quarter.

●	In the Americas Adjusted EBITDA for the quarter decreased by 2% to $104 million due to supply chain disruptions - reflecting adverse weather and expected disruption to aluminum supply – driving higher operations and overhead costs, and lower input cost recovery, partly offset by favorable volume/mix effects.

●	In Europe Adjusted EBITDA for the quarter increased by 53% (+36% at constant currency) to $75 million, due to stronger input cost recovery, currency movements and favorable volume/mix, partly offset by higher operational and overhead costs.

●	Strong total liquidity position of $488 million at March 31, 2026. In the quarter AMP completed the refinancing of the asset-based lending facility, which was upsized to $450 million and its maturity date extended to January 2031.

●	On April 6, 2026, a court in the United States District Court for the Northern District of Illinois entered a jury verdict in connection with a lawsuit filed against Boston Beer in 2022 for breach of contract in respect of minimum volume purchase requirements, awarding damages of approximately $175 million, plus pre-judgment interest if assessed, to the Group, subject to any post-trial motions.

●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.

●	2026 Adjusted EBITDA guidance unchanged: Full year 2026 Adjusted EBITDA in the range of $750–775 million and modest global shipments growth. Adjusted EBITDA growth driven by favorable volume/mix, operating cost improvements and currency effects.

●	Second quarter Adjusted EBITDA expected to be in the range of $210-220 million. This compares with Q2 2025 Adjusted EBITDA of $210 million ($212 million at constant currency) and takes into account strong prior year shipments growth of 5%.

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Financial Performance Review

Bridge of 2025 to 2026 Revenue and Adjusted EBITDA

Three months ended March 31, 2026

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2025	528	740	1,268
Organic	32	139	171
FX translation	65	—	65
Revenue 2026	625	879	1,504

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2025	49	106	155
Organic	20	(2)	18
FX translation	6	—	6
Adjusted EBITDA 2026	75	104	179

2026 Adjusted EBITDA margin %	12.0%	11.8%	11.9%
2025 Adjusted EBITDA margin %	9.3%	14.3%	12.2%

Group Performance

Group

Revenue of $1,504 million in the three months ended March 31, 2026 increased by $236 million, or 19%, compared with $1,268 million in the same period last year. On a constant currency basis, revenue increased by 13%, mainly reflecting the pass through to customers of higher input costs and favorable volume/mix effects.

Adjusted EBITDA increased by $24 million, or 15%, to $179 million in the three months ended March 31, 2026, compared with $155 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 11%, principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operational and overhead costs.

Americas

Revenue increased by $139 million, or 19%, on a reported and constant currency basis, to $879 million in the three months ended March 31, 2026, compared with $740 million in the same period last year, principally reflecting the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA decreased by $2 million, or 2%, to $104 million on a reported and constant currency basis, compared with $106 million in the same period last year. The decrease in Adjusted EBITDA was primarily driven by higher operations and overhead costs and lower input cost recovery, partly offset by favorable volume/mix effects.

Europe

Revenue increased by $97 million, or 18%, to $625 million in the three months ended March 31, 2026, compared with $528 million in the same period last year. On a constant currency basis, revenue increased by 5% principally due to favorable volume/mix effects (including the impact of IFRS 15 contract asset).

Adjusted EBITDA increased by $26 million, or 53%, to $75 million compared with $49 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 36% principally due to higher input cost recovery and favorable volume/mix effects (including the impact of IFRS 15 contract asset), partly offset by higher operations and overhead costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its first quarter 2026 earnings webcast and conference call for investors at 8.00 a.m. EDT (1.00 p.m. BST) on Thursday April 23, 2026. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1756471&tp_key=9304d31a1f

Conference call dial in:

United States/Canada: +1 646 769-9200
International: +44 (0)20 7769-6464
Participant pin code: 9506100

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,500 people with sales of approximately $5.5 billion in 2025.

For more information, visit https://www.ardaghmetalpackaging.com/investors.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended March 31, 2026 and 2025

	Three months ended March 31, 2026			Three months ended March 31, 2025
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,504	—	1,504	1,268	—	1,268
Cost of sales	(1,325)	(1)	(1,326)	(1,116)	(2)	(1,118)
Gross profit	179	(1)	178	152	(2)	150
Sales, general and administration expenses	(83)	(3)	(86)	(75)	(1)	(76)
Intangible amortization	(36)	—	(36)	(33)	—	(33)
Operating profit	60	(4)	56	44	(3)	41
Net finance expense	(57)	(3)	(60)	(56)	6	(50)
Loss before tax	3	(7)	(4)	(12)	3	(9)
Income tax (charge)/credit	(1)	—	(1)	4	—	4
Loss for the period	2	(7)	(5)	(8)	3	(5)

Loss per share:
Basic and diluted loss per share			(0.01)			(0.02)

Unaudited Consolidated Condensed Statement of Financial Position

	At March 31, 2026	At December 31, 2025
	$'m	$'m
Non-current assets
Intangible assets	1,137	1,181
Property, plant and equipment	2,469	2,515
Other non-current assets	152	143
	3,758	3,839
Current assets
Inventories	490	509
Trade and other receivables	626	467
Contract assets	304	267
Income tax receivable	29	34
Derivative financial instruments	75	41
Cash, cash equivalents and restricted cash	142	522
	1,666	1,840
TOTAL ASSETS	5,424	5,679

TOTAL EQUITY	(690)	(675)

Non-current liabilities
Borrowings including lease obligations	4,239	4,301
Other non-current liabilities	296	324
	4,535	4,625
Current liabilities
Borrowings including lease obligations	241	118
Payables and other current liabilities*	1,338	1,611
	1,579	1,729
TOTAL LIABILITIES	6,114	6,354
TOTAL EQUITY and LIABILITIES	5,424	5,679

* Payables and other current liabilities includes liabilities for earnout shares of $6 million at March 31, 2026 (December 31, 2025: $3 million, included in other non-current liabilities).

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended March 31,
	2026	2025
	$'m	$'m
Cash flows used in operating activities
Cash used in operations (2)	(325)	(276)
Net interest paid	(11)	(17)
Settlement of foreign currency derivative financial instruments	(7)	(7)
Income tax paid	(3)	(10)
Cash flows used in operating activities	(346)	(310)

Cash flows used in investing activities
Net capital expenditure	(59)	(39)
Cash flows used in investing activities	(59)	(39)

Cash flows received from/(used in) financing activities
Changes in borrowings	138	(2)
Deferred debt issue costs paid	(8)	(1)
Lease payments	(45)	(25)
Dividends paid	(60)	(66)
Net cash received from/(used in) financing activities	25	(94)

Net decrease in cash, cash equivalents and restricted cash	(380)	(443)

Cash, cash equivalents and restricted cash at beginning of period	522	610
Exchange gains on cash, cash equivalents and restricted cash	–	10
Cash, cash equivalents and restricted cash at end of period	142	177

Financial assets and liabilities

At March 31, 2026, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	4,018	—
Global Asset Based Loan Facility	140	250
Bradesco Facility	—	96
Lease obligations	333	—
Other borrowings	22	—
Total borrowings / undrawn facilities	4,513	346
Deferred debt issue costs	(33)	—
Net borrowings / undrawn facilities	4,480	346
Cash, cash equivalents and restricted cash	(142)	142
Derivative financial instruments used to hedge foreign currency and interest rate risk	(6)	—
Net debt / available liquidity	4,332	488

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Reconciliation of loss for the period to Adjusted profit

	Three months ended March 31,
	2026	2025
	$'m	$'m
Loss for the period as presented in the income statement	(5)	(5)
Less: Dividend on preferred shares	—	(6)
Loss for the period used in calculating earnings per share	(5)	(11)
Exceptional items, net of tax	7	(3)
Intangible amortization, net of tax	28	26
Adjusted profit for the period	30	12

Weighted average number of ordinary shares	597.7	597.7

Loss per share	(0.01)	(0.02)

Adjusted earnings per share	0.05	0.02

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended March 31,
	2026	2025
	$'m	$'m
Loss for the period	(5)	(5)
Income tax charge/(credit)	1	(4)
Net finance expense	60	50
Depreciation and amortization	119	111
Exceptional operating items	4	3
Adjusted EBITDA	179	155

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2026	2025
	$'m	$'m
Adjusted EBITDA	179	155
Movement in working capital	(498)	(428)
Maintenance capital expenditure	(37)	(24)
Lease payments	(45)	(25)
Exceptional restructuring costs	(1)	(1)
Adjusted operating cash flow	(402)	(323)
Interest paid	(11)	(17)
Settlement of foreign currency derivative financial instruments	(7)	(7)
Income tax paid	(3)	(10)
Adjusted free cash flow - pre Growth Investment capital expenditure	(423)	(357)
Growth investment capital expenditure	(22)	(15)
Adjusted free cash flow - post Growth Investment capital expenditure	(445)	(372)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 8.

(2) Cash used in operations for the three months ended March 31, 2026, is derived from the aggregate of Adjusted EBITDA as presented on Page 8, working capital outflows of $498 million and exceptional cash outflows of $6 million. Cash used in operations for the three months ended March 31, 2025, is derived from the aggregate of Adjusted EBITDA as presented on Page 8, working capital outflows of $428 million and exceptional cash outflows of $3 million.

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